EXHIBIT 12(b)

CLECO POWER LLC
COMPUTATION OF EARNINGS TO FIXED CHARGES
AND EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Unaudited)

	2003		2002		2001		2000		1999
	(Thousands, except ratios)

Earnings from continuing operations	$ 57,008		$ 59,574		$ 59,138		$ 59,857		$ 56,683
Income taxes	29,846		32,172		31,290		30,998		27,272

Earnings from continuing operations before income taxes	$ 86,854		$ 91,746		$ 90,428		$ 90,855		$ 83,955

Fixed charges:
Interest, long-term debt	$ 25,841		$ 24,762		$ 23,813		$ 24,929		$ 25,377
Interest, other (including interest on short-term (debt)	2,220		4,001		3,304		3,427		1,755
Amortization of debt expense, premium, net	1,526		931		879		946		1,282
Portion of rentals representative of an interest factor	513		528		527		493		615

Total fixed charges	$ 30,100		$ 30,222		$ 28,523		$ 29,795		$ 29,029

Earnings from continuing operations before income
taxes and fixed charges	$ 116,954		$121,968		$118,951		$120,650		$ 112,984

Ratio of earnings to fixed charges	3.89	x	4.04	x	4.17	x	4.05	x	3.89	x

Total fixed charges from above	$ 30,100		$ 30,222		$ 28,523		$ 29,795		$ 29,029
Preferred stock dividends	-		-		-		-		1,315

Total fixed charges and preferred stock dividends	$ 30,100		$ 30,222		$ 28,523		$ 29,795		$ 30,344

Ratio of earnings to combined fixed charges
and preferred stock dividends	3.89	x	4.04	x	4.17	x	4.05	x	3.72	x